SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Rua Abílio Soares, 409
04005-001 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELESP CELULAR PARTICIPAÇÕES S.A.
CNPJ/MF (Tax ID) No. 02.558.074/0001-73 – NIRE (State ID) 35.3.001.587
Publicly-held Corporation

SUMMARY OF THE MINUTES OF THE ORDINARY AND EXTRAORDINARY SHAREHOLDERS’
MEETINGS OF TELESP CELULAR PARTICIPAÇÕES S.A.,
HELD ON MARCH 27, 2003

1.

DATE, TIME AND VENUE:   The Shareholders’ Ordinary and an Extraordinary Meetings were cumulatively held on March 27, 2003, at 1:00 P.M., exceptionally at the Intercontinental Hotel, Nery & Milliet Room, at 1,123 Alameda Santos, in the Capital of the State of São Paulo.

2.

CALL:   The meeting was called through a first notice, published in the Official Gazette of the State of São Paulo, on February 20, 21 and 22, 2003, issues (Companies Section, on pages 37, 33 and 21, respectively) and on February 20, 21 the weekend of 21 and 22, 2002, issues at “Gazeta Mercantil” newspaper (pages A-9, A-7 and A-8, respectively).

3.	AGENDA: At the Ordinary Shareholders’ Meeting:

(a)   To review the accounts from Management; examine, discuss and vote the Company’s financial statements, relating to the fiscal year ended 12.31.2002;
(b)   To decide on the destination of the income for the year;
(c)   To approve the Company’s aggregate budget for the fiscal year 2003;
(d)   To elect the members of the Board of Directors;
(e)   To elect the members of the Company’s Audit Committee; and
(f)    To determine the global annual funds destined to the Management and the individual funds allocated to the members of the Audit Committee.

At the Extraordinary Shareholders’ Meeting:

(a)   The adoption of a new administration method for the Company, thus changing the number of Members of the Board of Directors to a minimum of three and a maximum of twelve, their prerogatives, and Executive Officers’ position names and duties, by amending articles 32 to 45 of the By-laws;
(b)   Adaptation of the By-laws to certain provisions of Law No. 10,303/01, mainly in by the issuance of new shares, and changing articles 5 and 7;
(c)   Adaptation of the text of article 7 of the By-laws to reflect the new amount of capital stock, to reflect the increase in the Company’s capital as approved by the Board of Directors at the meeting held on 09.06.2002;
(d)   Approval of the increase of the authorized capital limit from 1,400,000,000,000 (one trillion four hundred billion) shares to 1,800,000,000,000 (one trillion eight hundred billion) shares; and
(e)   Approval of a full review of the By-laws, aiming at modernizing and adapting them to the Company’s management model, and to effect the changes in the By-laws in view of the previous deliberations.

4.

ATTENDANCE:   Shareholders representing more than 2/3 (two-thirds) of the capital stock with voting rights were present at the meeting, as per the records and signatures in the Shareholders’ Attendance Book, and the following attendances were also recorded: Ms. Maria Paula Canais – Investor Relations Officer, Mr. José Domingos do Prado, representing Deloitte Touche Tohmatsu Independent Auditors, Mr. José Alberto Bittencout da Câmara Graça, representing the Audit Committee, and the Company’s Accountant Mr. Reinaldo Alves de Araújo.

5.	PRESIDING OFFICERS: Evandro Luís Pippi Kruel – Chairman and Simone Wilches Braga – Secretary.
6.	DECISIONS MADE:

6.1   The Chairman started the meeting and clarified that the minutes of this meeting would be presented in a summary form of the facts occurred, containing only the transcription of the decisions made, pursuant to Article 130, Section 1 of the Brazilian Corporation Law, the Chairman also informed that documents or proposals, vote statements or dissension on the issues to be discussed must be submitted in writing to the Meeting Board, which would be represented by the Meeting’s Secretary for that purpose. Therefore, regarding item “1” of the agenda, the Chairman informed that the documents regarding the accounts from management including the Management’s Report and the Financial Statements, along with the Fiscal Committee and Independent Auditors’ Report referring to the financial year ended 12.31.2002 were available to shareholders.Then, the release from reading said documents was proposed and accepted by the attendees, because they are fully known by all, and said documents, in compliance with legal requirements, were published in the Official Journal Gazette of the State of São Paulo (Company Section – Appendix, pages 01 to 24) and in the “Gazeta Mercantil” newspaper (pages C7 to C-22), on February 18th, 2003. The Investor Relations Department made a brief presentation to the fellow shareholders about Telesp Celular Participações S.A’s. operations in the year 2002.The issue contained in item “1” of the agenda was submitted to discussion, voting, and then approved by the majority of the attending shareholders, with the abstention of the shareholders represented by Mr. Leonardo Azambuja Micotti, and ere the Management’s Report, the Financial Statements along with Fiscal Committee and Independent Auditors’ Report referring to the fiscal year ended 12.31.2002 expressly decided and approved, without any restriction or exception, in full.
6.2   Regarding the item “2” of the agenda, concerning the decision on the destination of the income for the year, the documents were made available to the shareholders and their content was read, the Chairman put the subject to discussion and voting, and the proposal for the destination of 2002‘s income for the year were fully approved by the majority of attending shareholders, with abstention of the shareholders represented by Mr. Leonardo Azambuja Micotti, without any restriction or exception, at it has been expressly decided as and therefore it was decided that the destination of the income of the year, reflected in a loss of R$ 1,140,760,647.86 (one billion, one hundred and forty million, seven hundred and sixty thousand, six hundred and forty-seven Reais and eighty six cents), to be accounted for under the Retained Earnings (Losses) account, and therefore not constituting a Statutory Reserve, in accordance with Article 193 of law 6,404/76, nor a prevision for the payment of Interest Attributed to Shareholders’ Equity/Dividends.
6.3   Regarding item “3” of the agenda, according to the provision in Article 196 of the Corporation Law, it was submitted to voting and approved by the majority of attending shareholders, with the abstention of the shareholders represented by Mr. Leonardo Azambuja Micotti, and therefore the consolidated Capital Budget of the Company and its subsidiaries for the year 2003, estimated to be in the amount of R$ 402,093,000.00 (four hundred and two million and ninety three thousand Reais), will be financed with: resources generated by operations, in the amount of R$ 1,876,685,000.00 (one billion, eight hundred and seventy-six million, six hundred and eighty-five thousand Reais).
6.4.   Regarding item “4” of the agenda, concerning the election of the Company’s Board of Directors members, the Chairman proposed that this subject be discussed after the closing of the Extraordinary Meeting, due to the proposal to change the number of members of the board. The request was accepted and the item will be discussed later on.
6.5.   Regarding item “5” of the agenda, concerning the election of the member of the Audit Committee, after the nominations were duly received by the Presiding Officers and the votes counted, the following were elected to compose the Company’s Audit Committee: a) by the holders of preferred shares representing 5.08% of the shares without voting rights, though its representatives Messrs. Edison Magnani, Arnaldo Cordeiro Pacheco de Medeiros Montenegro and Daniel Alves Ferreira, in a separate voting, were elected Mr. Sydney Alberto Latini, Brazilian, married, economist, holder of ID card # 1286, CORECON and CPF (Tax Roll) No. 014.160.227-91, resident e domiciled at Estrada Leopoldo Fróes, 509, Icaraí, in the City of Niterói, State of Rio de Janeiro, and as his alternate, Mr. Nelson Jimenes, Brazilian, married, lawyer, holder of ID card # 2924823, SSP/BA and CPF (Tax Roll) # 070.521.118-53, resident e domiciled at 60 Getulina Street, Parque Iracema, in the City of Catanduva, State of São Paulo. The shareholders represented by Mr. Leandro de Azambuja Micotti, submitted a proposal with the following names: Mr. Carlos Augsto Leone Piani as member and as his alternate Mr. Bruno Constantino Alexandre dos Santos, but their votes were defeated by the percentage of 1.35% of preferred shares against 5.08% of preferred shares, therefore not being able to elect them; b) In compliance with legal and statutory disposals with respect to the separate election, of the minority representatives to compose the Audit Committee, it was verified in the presence book that the percentage of present minority shareholders does not add up to the minimum of 10% of shares with voting rights, as set forth in item “a” of Section 4 of Article 161 of Law 6,404/76; c) by general vote of the common shares, the majority of the present shareholders, with the abstention of the shareholders represented by Mr. Leandro de Azambuja Micotti, were elected as active members, Norair Ferreira do Carmo, Brazilian, married, holder of ID Card # 16220475 SSP/SP, CPF (Tax Roll) 054.307.008-51, resident and domiciled in the City of São Paulo, State of São Paulo, with commercial address at 851 Martiniano de Carvalo Street, 17th floor, São Paulo-SP, and José Alberto Bettencourt da Câmara Graça, Portuguese, married, lawyer, holder of ID Card OAB/RJ # 35.396, CPF/MF (Tax Roll) # 329.852.587-15, resident and domiciled at 181/501 Alexandre Ferreira street, Rio de Janeiro – RJ and as alternates Mr. Wolney Querino Schüler Carvalho, Brazilian, married, accountant, holder of ID Card # 1.980.386-4 SSP/PR, CPF (Tax Roll) # 348.333.669-91, resident and domiciled in the City of São Paulo, State of São Paulo, with commercial address at 66 Rua do Livramento, “A” Building, 1st Floor, São Paulo-SP and João Luís Tenreiro Barroso, Brazilian, single, economist, holder of ID Card # 04.291.751-8 and CPF/MF (Tax Roll) # 506.464.277-68, resident and domiciled in the Capital city of State of Rio de Janeiro at 664 Humberto de Campos Street, apartment # 501, Leblon, with offices in the capital city of the State of São Paulo at 2277 Brigadeiro Faria Lima Avenue, 15th floor, Jardim Paulistano. All Audit Committee members now elected will serve for a term of office beginning today and ending at the Ordinary Shareholders Meeting to be held in 2004. There are no legal prohibitions.
6.6.   Regarding item “6” of the agenda, which concerns the remuneration of the members of the Executive Committe, Board of Directors and Audit Committee, it was approved by the majority of the attending shareholders, with the abstention of the shareholders represented by Mr. Leandro de Azambuja Micotti, that the annual aggregat remuneration of the Management shall be fixed at R$ 2,301,600.00 (two million and three hundred and one thousand and six hundred Reais), and the Board of Directors is responsible for distributing such remuneration among its members and the Executive Cmmitte members. It was also approved, by the majority of the attending shareholders, with the abstention of the shareholders represented by Mr. Leandro de Azambuja Micotti, that the remuneration of the members of the Fiscal Committee shall be fixed at R$ 2,530.00 (two thousand, five hundred and thirty Reais). This amount does not include, fringe benefits, representation fees and profit sharing (variable remuneration), as set forth in Law 6,404/76.
6.7.   Now on to the issues to be discussed at the Extraordinary Board of Director’s Meeting. Regarding the item “1” of the agenda, by the majority of the attending shareholders, with the abstention of the shareholders represented by Mr. Leandro de Azambuja Micotti approved, the new administration method for the Company, and the change in changing, as a consequence, the number of Members of the Board to a minimum of three and a maximum of twelve, their prerogatives, and position names and duties of the Executive Officers, by changing articles 32 to 45 of the attached By-laws, thus considered by the shareholders not necessary to have its transcription in these minutes.
6.8.   Regarding item “2” of the agenda, relative to the Extraordinary Shareholders Meeting, it was approved by the majority of the present shareholders, with the abstention of the shareholders represented by Mr. Leandro de Azambuja Micotti, the amendment of the By-Laws in order to comply with some provisions of the Law 10,303/01, mainly concerning the issuance of new shares, by amending articles 5 and 7, in the terms of the attached By-Laws, thus considered by the shareholders not necessary to have its transcription in this minutes.
6.9.  Regarding item “3” of the agenda, relating to the Extraordinary Shareholders’ Meeting, it was approved by the majority of the present shareholders, with the abstention of the shareholders represented by Mr. Leandro de Azambuja Micotti, the amendment of the Article 7 of the By-Laws in order to reflect the new Capital Stock amount, according to the capital stock increase determined by the Board of Directors in a meeting held on 09.06.2002, in the terms of the attached By-Laws, thus it was considered by the shareholders not necessary to have its transcription in these minutes.
6.10.   Regarding item “4” of the agenda, relating to the Extraordinary General Shareholders Meeting was approved by the majority of the attending shareholders, with the abstention of the shareholders represented by Mr. Leandro de Azambuja Micotti, the increase in the authorized capital stock from 1,400,000,000,000 (one trillion and four hundred billion) shares to 1,800,000,000,000 (one trillion and eight hundred billion shares), by the reasons explained and accepted by the shareholders.
6.11.   Regarding item “5” of the agenda, relative to the Extraordinary Shareholders’ Meeting, on the full review of the By-laws, aiming at modernizing and adapting them to the Company’s management model, and to effect the consolidation of the By-laws, it was explained by the Chairman that the Consolidated By-laws, duly signed by the meeting board, will be filed at the Company headquarters as “Doc. 1” and a copy will be registered with the appropriate board of trade. Having the By-laws Consolidation been made available to the shareholders, and its contents read, the Chairman put the issue to discussion and voting, having been approved in its entirety, by the majority of the attending shareholders, with the abstention of the shareholders represented by Mr. Leandro de Azambuja Micotti.
6.12.   Having the By-Laws review and consolidation been approved, the shareholders returned to item “4” of the agenda of the Ordinary Shareholders’ Meeting, which discussed the election of the new members of the Board of Directors of the Company, the Chairman stated that, as set forth in the Meeting Call and Notice, the minimum percentage of interest stake in the voting capital necessary to require the multiple voting process is 5% (five percent) for the election of the members of the board of directors, and no shareholder requested the adoption of this process within the minimum period of 48 hours, as provided for by Law. The following were elected by the majority of attending shareholders with the abstention of those represented by Mr. Leandro de Azambuja Micotti to compose the Board of Directors of the Company: Messrs. Felix Pablo Ivorra Cano, Spanish, married, engineer, ID Card RNE # V250982-E, CPF (Tax Roll) # 055.076.307-47, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, at Praia de Botafogo, # 501/8th floor, Torre Corcovado, Botafogo, Rio de Janeiro – RJ; Fernando Xavier Ferreira, Brazilian, married, engineer, ID Card # 585.363 SSP/PR, CPF (Tax Roll) # 142.144.239-68, resident and domiciled in the City of São Paulo, State of São Paulo, with commercial address at Rua Martiniano de Carvalho, 851, 21st floor, Rio de Janeiro – RJ; Antonio Pedro de Carvalho Viana-Baptista, who also signs as Antonio Viana-Baptista, Portuguese, married, economist, passport # R026509, valid until 04/02/2011, CPF (Tax Roll) # 222.541.978-78, resident e domiciled in the City of Madrid, Spain, with commercial address at Paseo de Recoletos, 7 – 9, 3rd floor; Ernesto Lopez Mozo, Spanish, married, economist, resident e domiciled in Madrid, Spain, with commercial address at Paseo de Recoletos, 7 – 9, Madrid, Spain, passport # 513 736 39 -B, valid until 12/09/2005; Zeinal Abedin Mohamed Bava, Portuguese, married, engineer, Portuguese passport # n.º G 312.206, valid until 27.02.2012, CPF (Tax Roll) # 057.368.807-92, resident and domiciled in Portugal, at 34 Fernando Namora Street, 9º Dto., Lisboa; Carlos Manuel de Lucena e Vasconcelos Cruz, Portuguese, married, business administrator, Portuguese passport # E 197.204, valid until 07.19.2003, CPF (Tax Roll) # 227.739.558-70, resident and domiciled in Portugal, at Quinta Patino, Av. da República, 1910, Lot 12, Alcoitão; Iriarte José de Araújo Esteves, Portuguese, married, engineer, Portuguese passport # F 370.234, valid until 02.02.2010, resident and domiciled in Portugal, at 21 Rua Carlos Anjos, R/Chão, Estoril, concelho de Cascais; Eduardo Perestrelo Correia de Matos, Portuguese, married, economist, ID Card # 35.939.115-1 SSP/SP, CPF (Tax Roll) # 186.001.968-41, resident and domiciled in the City of São Paulo, State of São Paulo, at 262 Breno Pinheiro Street, Morumbi, CEP 05661-000, and offices at 2277 Brigadeiro Faria Lima Avenue, 15th floor, 1503, Jardim Paulistano, CEP 01452-000; Paulo Jorge da Costa Gonçalves Fernandes, Portuguese, married, engineer, Portuguese passport # G 196.267, valid until 08.07.2011, resident and domiciled in Portugal, at 13 Neutel de Abreu Street, # 12 B, Benfica, Lisboa and Ignacio Aller Mallo, Spanish, married, business administrator, Spanish Passport # Q666192, valid until 03.03.2013, resident and domiciled in Spain at 24 Goya Street, Madrid. The now elected Members of the Board of Directors will have a term of office of three years, starting today. Mr. Antonio Gonçalves Oliviera, Brazilian, married, sociologist, ID Card # 3.074.227, CPF (Tax Roll) # 050.148.678-04, resident and domiciled at 76 Domingos Cordeiro Street, São Paulo-SP, elected at the O/ESM held on April 10, 2001, will remain in his position, with a term of office until the Ordinary Shareholders’ Meeting of 2004.It’s also been registered that the controlling shareholder Portelcom Participações S.A., which appointed the ten (10) first Members of the Board, obtained from the now elected nominees, the information that same are able to sign the declaration as required by CVM Instruction No. 367/2002 and that they undertake to produce such signed declaration at the moment of signature of the Agreement to take office. The Members of the Board who are resident or domiciled abroad can only take office after their attorney-in-fact who is a country resident is appointed.
7.  APPROVAL AND SIGNATURES:
After the agenda was completed, the minutes were read, approved and signed by the attendees, who are aware of its presentation in a Summary form of the facts. In addition, it was recorded that the board registered the vote statements of number 2, 3 and 4 and, as permitted by Section 2 of article 130 of Law 6,404/76, they authorize the publication of the minutes with the omission of the signatures of the shareholders. São Paulo, March 27, 2003.

Evandro Luis Pippi Kruel Chairman; Simone Wilches Braga Secretary of the Meeting; Portelcom Participacoes S/A p. Eduardo Perestrelo Correia de Matos e p. Joao Luis Tenreiro Barroso Brasilcel, B.V. p.p. Evandro Luis Pippi Kruel. Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI p.p. Edison Magnani; BNDES Participações S.A. – BNDESPAR p. Arnaldo Cordeiro Pacheco de Medeiros Montenegro; Sergio Feijão Filho CPF (Tax ID) 010.171.738-50; ACTON INVESTMENT MANAGEMENT LLLC; BANCO PACTUAL S.A. -RONALDO CEZAR COELHO; CLUBE DE INVESTIMENTO FINE MADE; CLUBE DE INVESTIMENTO PACTUAL; FUNDO DE INVESTIMENTO EM AÇÕES ADARA; FUNDO DE INVESTIMENTO EM AÇÕES PACTUAL AÇÕES; FUNDO DE INVESTIMENTO EM AÇÕES PACTUAL ANDRÔMEDA FUNDO DE INVESTIMENTO EM AÇÕES PACTUAL BELLS; FUNDO DE INVESTIMENTO EM AÇÕES PACTUAL BLUE CHIPS ; FUNDO DE INVESTIMENTO EM AÇÕES PACTUAL ; DINÂMICO FUNDO DE INVESTIMENTO EM AÇÕES PACTUAL ORION; FUNDO DE INVESTIMENTO EM AÇÕES PACTUAL TOTAL INDEX; FUNDO DE INVESTIMENTO FINANCEIRO HEDGE PLUS; FUNDO DE INVESTIMENTO FINANCEIRO PACTUAL ARBITRAGEM; FUNDO DE INVESTIMENTO FINANCEIRO PACTUAL HEDGE; GALLIC CAPITAL GROUP LLC; OPP I FUNDO DE INVESTIMENTO EM AÇÕES; OPPORTUNITY COPEL FUNDO DE INVESTIMENTO EM AÇÕES; OPPORTUNITY GEAP FUNDO DE INVESTIMENTO EM AÇÕES; OPPORTUNITY I FUNDO DE INVESTIMENTO EM AÇÕES; OPPORTUNITY INSTITUCIONAL FUNDO DE INVESTIMENTO EM AÇÕES; OPPORTUNITY KRONUS FUNDO DE INVESTIMENTO EM AÇÕES; OPPORTUNITY LÓGICA II FUNDO DE INVESTIMENTO EM AÇÕES; OPPORTUNITY X FUNDO DE INVESTIMENTO EM AÇÕES; FUNDO DE INVESTIMENTO EM AÇÕES RAPSAG ; ROMANCHE INVESTMENT CORPORATION LLC -p.p. Leandro de Azambuja Micotti; COMMONWEALTH OF PENNSYLVANIA S E R S; F & C EMERGING MARKETS EX PACIFIC ASIA EQUITY FUND; F & C LATIN AMERICAN EQUITY FUND; IBM TAX DEFERRED SAVINGS PLAN; MLC LIMITED; THE BRAZIL MSCI EMERGING MARKETS INDEX COMMON TRUST FUND; THE BRAZIL VALUE AND GORWTH FUND; THE CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM; PHILIPS ELETRONICS N.A. CORP MASTER RET TRUST -p.p. Daniel Alves Ferreira.

THIS SUMMARY IS A TRUE COPY OF THE MINUTES OF THE ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETINGS OF TELESPCELULAR
PARTICIPAÇÕES S.A., HELD ON MARCH 27, 2003

Evandro Luís Pippi Kruel
Chairman

TELESP CELULAR PARTICIPAÇÕES S.A.
CNPJ/MF (Tax ID) No. 02.558.074/0001-73 – NIRE (State ID) 35.3.001.587
Publicly-held Corporation

COMPANY BY-LAWS

CHAPTER I – CHARACTERISTICS OF THE COMPANY

CHARTER

Article 1 – Telesp Celular Participações S.A., is an authorized capital corporation governed by the Corporation Law (Law No. 6,404/76), as amended, by these By-laws, and by other applicable legal provisions, with indefinite duration.

CORPORATE PURPOSES

Article 2 – The purposes of the Company are:
I – to exercise of its operating companies, which provide mobile telephone services, personal mobile services and other kinds of telecommunications services in general, pursuant to concessions, authorizations and permissions they may be granted;
II – to promote, through subsidiaries or affiliates, the expansion and establishment of telecommunications services, in the respective concessions, authorizations and permissions areas where they have been authorized;
III – to promote, carry out or direct the financing of capital from domestic or international sources to be used by the Company or by its subsidiaries;
IV – to promote carry ou encouraged study and research activities aimed at the development of the telecommunications sector;
V – to provide, through subsidiaries or affiliates, specialized technical services in the telecommunications sector;
VI – to promote, encourage, carry out, provide and coordinate, through its subsidiaries or affiliates, the development and training of personnel necessary to perform activities in the telecommunications sector;
VII – to carry out or promote the importation of goods and services for its subsidiaries and affiliates;
VIII– to carry out other activities connected or related to its corporate purposes;
IX – participate in the equity capital of other companies; and
X – to sell equipment and materials necessary or useful for providing mobile telecommunications services.

HEADQUARTERS

Article 3 – The Company is headquartered in the State of São Paulo, and may, by decision of the Executive Commitee, incorporate or extinguish subsidiaries, agencies, branches, offices, departments and representative offices anywhere in Brazil or abroad.

CHAPTER II – CAPITAL

AUTHORIZED CAPITAL

Article 4 – The Company may increase its capital stock up 1,800,000,000,000 (one trillion and eight hundred billion) shares, common or preferred, regardless of any change in the By-Laws, and the Board of shall authorize the increase and the consequent issuance of new shares up to the limit above.

Paragraph 1 – There is no requirement maintain a proportion between the number of common and preffered shares, however the maximum proportion of 2/3 (two thirds, between the number of preferred non-voting shares, or shares with restricted voting rights, in relation to shares issued may be maintained.

Paragraph 2 – The shareholders have preemptive right in case of a capital increase, proportional to the number of shares they hold.

Paragraph 3 – By decision of the Board of Directors, (i) preemptive right may be excluded in the issuing of shares, debentures convertible into shares and subscription warrants, whose sale on a Stock Exchange or by public subscription, exchange for shares in a public offering for acquisition of control, in the terms of articles 257 and 263 of the Corporation Law, as well as, due to taz incentives, in the terms of special laws, as provided for in article 172 of Law 6.404/76; and, (ii) in the issuing of common shares used in accordance to the provision in Article 15, Section 2 of Law No. 6,404/76, the preemptive right provided for in article 171, Section 1 may not be extended to holders of preffered shares, (b) of the Corporation Law, may not be extended to the holders of preferred shares, concerning the subscription of shares of kinds and classes that are different from the ones belonging to same shareholders, as provided for in article 8, Section 2 of Law No. 10,330/01.

SUBSCRIBED CAPITAL

Art.   5 – The Company’s Subscribed and fully paid-in capital is R$ 4,373,661,469.73 (four billion, three hundred and seventy-three million, six hundred and sixty-one thousand, four hundred and sixty-nine Reais and seventy-three cents), represented by 1,171,784,352,509 (one trillion, one hundred and seventy-one billion, seven hundred and eighty-four million, three hundred and fifty-two thousand, five hundred and nine) shares, of which409,383,864,536 (four hundred and nine billion, three hundred and eighty-three million, eight hundred and sixty-four thousand, five hundred and thirty-six) are common shares and 762,400,487,973 (seven hundred and sixty-two billion, four hundred million, four hundred and eighty-seven thousand, nine hundred and seventy-three) preferred shares, all of which are book-entry, no-par value shares.

Sole Paragraph – The shares shall be kept in a deposit account at a financial institution under the name of their holders, without the issuing of certificates, and said institution may charge from the holders of shares the cost of transfer of their respective shares.

CHAPTER III – THE SHARES

COMMON SHARES

Article 7– Each common share is entitled to one vote at the Shareholders’ Meeting.

PREFERRED SHARES

Article 20 – Preferred shares have no voting rights, except for the cases provided for in articles 9 and 10 herein, and they have priority in any capital reimbursement, without premium, and the right to participate in the dividend distribution corresponding to at least 25% of net profit for the fiscal year, to be calculated pursuant to Article 202 of the Corporation Law, with priority in any distribution of minimum, non-cumulative dividends, equivalent to the highest of (a) 6% (six percent) a year, of the amount resulting from the division of the subscribed capital by the Company’s total number of shares, or (b) 3% (three percent) a year, of the amount resulting from the division of shareholders’ equity by the Company’s total number of shares, as well as the right to any distribution of profits, on equal terms with common shares, after dividend, equal to the minimum established for preferred shares, is secured for the common shares. Sole Paragraph – Preferred shares will become entitled to full vote if the Company fails to pay the minimum dividends they are entitled to of a minimum dividends, for a period of 3 (three) consecutive years, which voting right will be retained until the payment.

CHAPTER – THE SHAREHOLDERS’ MEETING

Article 8 – The General Shareholders’ Meetings shall be held: (i) ordinarily, once a year, in the four (4) first months following the closing of each fiscal year, for decisions on the issues referred to in Article 132 of Law 6404/76 and, (ii) extraordinarily, whenever necessary, whether by reason of the Company’s interests, or as provided for herein, or when applicable legislation so requires.

Sole Paragraph – The General Shareholders’ Meetings shall be called by the Board of Directors, and the Chairman of the Board will ratify such act.

Article 9 – The execution of any long-term contracts between the Company or its subsidiaries, on the one side, and the controlling shareholder or subsidiaries, affiliates, companies subject to common control or controllers of the latter, or that otherwise constitute related parties to the Company, on the other side, must be submitted to the prior approval of the General Shareholders’ Meeting, except in the case of standard contract.

Article 10 – Without prejudice to the provision in Section 1 of Article 115 of Law No. 6404/76, the holders of preferred shares shall have the right to vote in the decision of the Meeting referred to in Article 9, as well as in those relating to the change or revoking of the following statutory provisions:
I -    Article 9;

II -   sole paragraph or Article 11; and

III -    Article 30.

Article 11 – The General Shareholders’ Meetings shall be presided by the Chairman of the Board of Directors, who must appoint, among the attendees, the Secretary. In the case of absence of the Chairman of the Board of Directors, the shareholders shall elect the chairman of the meeting and the secretary.

Sole Paragraph – In the cases provided for in Article 136 of Law No. 6,404/76, the first notice of the Shareholders’ Meeting shall be given at least thirty (30) days in advance and the second notice shall be given at least ten (10) days in advance.

Article 12 – Only the shareholders whose shares are registered under their name, no later than seventy-two (72) hours prior to the date scheduled for the relevant Meeting, may take part and vote in the General Meeting.

Paragraph 1 – The meeting call notice can require the submission, at the Company headquarters, of a proof of their status as shareholders, whether issued by the Company itself or by the depository institution of the Company’s shares, no later than seventy-two (72) hours prior to the date scheduled for the General Shareholders’ Meeting, for the shareholder to be able to attend the meeting.

Paragraph 2 – The meeting call notice can also require that the shareholder’s representation by proxy at the Meeting be subject to the submission of the respective powers of attorney at the Company headquarters, no later than seventy-two (72) hours prior to the date scheduled for the General Shareholders’ Meeting.

CHAPTER V – MANAGEMENT OF THE COMPANY

Article 13 – The Company shall be managed by the Board of Directors and by the Executive Committee, with the prerogatives conferred by law and these By-laws. Their members shall be elected for a three-year term, and may be reelected. They are not required to offer a guarantee to perform their duties.

Paragraph 1 – All members of the Board of Directors and the Executive Committee shall take office after signing their corresponding agreements, and shall remain in their respective offices until their successors take office.

Paragraph 2 – The General Shareholders’ Meeting shall determine the aggregate remuneration of the Company’s management, including benefits of any kind and the representation funds, and the Board of Directors responsible for distributing such remuneration among its members and the members of the Executive Committee.

Paragraph 3 – The General Shareholders’ Meeting may provide profit sharing to the Company management, provided that it complies with the requirements of Article 152, Sections 1 and 2 of Law 6,404/76, according to the proposal submitted by the management.

THE BOARD OF DIRECTORS

COMPOSITION

Article 14 – The Board of Directors shall be composed of a minimum of three (3) and a maximum of twelve (12) members, including any member of the Board elected by the minority shareholders, if any, observing, in relation to the number of members set forth in this article, the provision in Section 7 of Article 141 of the Corporation Law. The members of the Board of Directors shall be shareholders of the Company and shall be elected and removed at the Shareholders’ Meeting.

Sole Paragraph – The Board of Directors shall appoint, among its members, the Chairman and Vice-chairman of the Board.

SUBSTITUTION

Article 15 – In case of an impediment or absence of the Chairman of the Board of Directors, said member shall be substituted by the Vice-chairman. In the absence of the Vice-chairman, the Chairman shall be substituted by another member of the Board as appointed by it.

Paragraph 1 – In case of impediment or absence of any other member of the Board of Directors, the impeded or absent Director may appoint, in writing, an alternate among the other members of the Board of Directors, to represent him/her and make decisions at the meeting in which the former may not be present, as provided for in Paragraph 3 of Article 19 herein.

Paragraph 2 – The members of the Board of Directors may attend a meeting by a conference call, video conference or by any other means that may allow all Members to see and/or hear one another. In this case, such members will be deemed to be present at the meeting, and they must confirm their vote with a declaration in writing forwarded to the Chairman of the Board either by letter or fax promptly after the meeting is adjourned. The decisions made at such meetings shall be confirmed at the first subsequent meeting in person of the Board of Directors.

Article 16 – In case of vacancy in the position as Director, the substitute shall be appointed by the remaining Directors to complete the term of office of the substituted one or until an new general meeting to elect the substitute is held. When there is a vacancy in the majority of positions as members of the Board of Directors, a General Shareholders’ Meeting shall be called for the election of new Directors in accordance with the procedures set forth in Article 14 above.

AUTHORITY

Article 17 – The Board of Directors shall be responsible, in addition to the duties provided for in Article 142 of the Corporation Law:

I – to approve and amend the internal regulations of the Board of Directors;
II – to decide about the Company’s issuance of shares, by a capital increase, within the authorized capital limit, setting the terms and conditions of such issuance;
III – to decide about the issuance of warrants and debentures, non-convertible into shares and without a guarantee;
IV – to decide, as requested at the Shareholders’ General Meeting, about the following issues when the Company issues debentures: (i) appropriateness of issuance timing, (ii) maturity term and conditions, amortization or redemption, (iii) time and conditions for the payment of interest, share of profits and reimbursement premium, if any, (iv) type of subscription or placement and, (v) type of debentures;
V – to decide about the issuance of promissory notes for public distribution (“Commercial Paper”) and the submission of Company shares to the system of deposit for commercialization of the respective certificates (“Depositary Receipts”);
VI - to authorize the acquisition of shares issued by the Company, for cancellation or to keep them in treasure, and later disposal;
VII- to approve the sale of assets, the constitution of encumbrances and to guarantee third-party obligations, for an amount higher than R$ 300,000,000.00 (three hundred million Reais);
VIII – to approve taking up any obligation not provided for in the Company’s budget, in an amount higher than R$ 300,000,000.00 (three hundred million Reais);
IX- to authorize the execution of contracts, not provided for in the Company’s budget, in an amount higher than R$ 300,000,000.00 (three hundred million Reais);
X – to approve investments and acquisition of assets, not provided for in the Company’s budget, in an amount higher than R$ 300,000,000.00 (three hundred million Reais);
XI – to authorize the acquisition of participation in other companies, in an amount higher than R$ 300,000,000.00 (three hundred million Reais), not provided for in the Company’s budget and the encumbrance or disposal of a stockholding interest;
XII - to approve the distribution of interim dividends;
XIII – to select or dismiss the independent auditors, pursuant to the provision in Section 2 of Article 142 of the Corporation Law; and
XIV – to appoint and remove officers of an internal audit and the General Secretary and General Counsel.

Article 18 – The specific duties of the Chairman of the Board of Directors are: (a) to call a General Shareholders’ Meeting whenever deemed necessary or pursuant to the law; (b) to chair the Shareholders’ Meeting and appoint the Secretary, among the attendees; (c) to call and chair the meetings of the Board of Directors whenever deemed necessary or when requested by any Director; (d) to make sure the decisions made at the general meetings and meetings of the Board of Directors are duly carried out.

MEETINGS

Article 19 – The Board of Directors shall meet, (i) ordinarily, once every three months and, (ii) extraordinarily, whenever called by its Chairman, who will set forth the issues in the agenda, and their decisions shall be recorded in their respective minutes.

Paragraph 1 – The meetings of the Board shall be called in writing, with a minimum 72-hour notice, which call must state the agenda and issues to be discussed.

Paragraph 2 – The Board of Directors shall decide by majority of vote, when the majority of its acting members is present.

Paragraph 3 – Any member of the Board is entitled to be represented by another Member at meetings, provided the former grants the latter a power of attorney in writing.

THE EXECUTIVE COMMITTEE

COMPOSITION

Article 20 – The Executive Committee shall consist of eight (8) members, whether shareholders or not, and who are residents in Brazil, elected by the Board of Directors, to fill the following positions.

a)       Chief Executive Officer;
b)       Operations Executive VP;
c)       Finance, Planning and Control Executive VP;
d)       Marketing and Innovation Executive VP;
e)       Technology and Networks VP;
f)        Regulations and Institutional Relations VP;
g)       IT and Products and Services Engineering VP;
h)       Customers VP.

Sole Paragraph – The same Executive Officer may be elected to perform more than one duty and the members of the Executive Committee cannot serve as members of the Board of Directors.

Article 21 – In his temporary absences and impediments, the CEO shall be replaced by the Executive Finance, Planning and Control VP. If there’s a vacancy in a position as Executive Officer, the respective substitution shall be decided by the Board of Directors; when there is an impediment, the CEO shall appoint the substitute for the impeded Executive Officer, among the remaining Executive Officers.

EXECUTIVE COMMITTEE'S COLLEGIATE AUTHORITY AND COMPANY REPRESENTATION

Article 22 – The Executive Committee is the Company’s representative and it is responsible, along with its members, for the execution of all and any action necessary or timely for the management of corporate affairs. The Executive Committee is collectively responsible, without limitation, for the following actions:

I.   to submit to the Board of Directors general Company plans and programs, especially plant expansion and modernization investment plans;
II.   to authorize, within the limits determined herein, the disposal or encumbrance of assets, the establishment of encumbrances and the rendering of guarantees and obligations to third parties;
III.   to prepare the financial statements and results for the fiscal year and the proposal of distribution of dividends, including interim dividends, and the use of surplus resources to be submitted to the consideration of the Audit Committee, the External Auditors and the Board of Directors;
IV.   when appropriate, to perform the following acts, within the limits set forth herein: a) to ratify the purchase of material, equipment and goods and the hiring of works and services; b) to ratify the sale of current assets; and c) to authorize the acquisition of loans and financing by the Company;
V.   to approve the execution of other contracts, not mentioned above, within the limits of their capacities.

Sole Paragraph – The decisions by the Board of Directors shall be made by the majority, when the majority of its members is present.

Paragraph 2 – Pursuant to the provisions herein contained, in order to bind the Company, it’s necessary to have, (i) the joint signature of two (2) Executive Officers, except in case of urgency, the separate signature of the CEO or, in case of his absence or temporary impediment, the signature of the Finance, Planning and Control VP, in any case “ad referendum” of the Executive Committee, (ii) the joint signature of one (1) Executive Officer with one (1) Attorney-in-fact, or (iii) the joint signature of two (2) Attorneys-in-fact, provided they are vested with specific powers.

Paragraph 3 – The proxies granted on behalf of the Company will always be made by two (2) Executive Officers, and they must specify the powers granted and, except for those for legal purposes, shall expire within one (1) year.

EXECUTIVE OFFICERS’ AUTHORITY

Article 23 – The following are the specific authorities of each member of the Executive Committee:

I – Chief Executive Officer:

a)   to follow-up and make sure the decisions made at the General Shareholders’ Meeting and by the Board of Directors are implemented;

b)   to follow and make sure the Company’s strategy is implemented;

c)   to coordinate and supervise the activities of the other Statutory Executive Officers, representing the Executive Committee before the Shareholders’ General Meeting and the Board of Directors;

d)   to coordinate the legal issues and day-to-day matters with State authorities, through the General Secretary and the Legal Department;

e)   to coordinate and follow-up on human resources issues, through the Human Resources Department;

f)    to coordinate and follow-up on institutional communication issues, through the Institutional Communications Department;

g)   to coordinate and follow-up on internal auditing issues, through the Auditing Department;

h)   to coordinate and follow-up on resources issues, through the General Resources Department.

II – Operations Executive VP:

a)   To determine the needs of different customer segments;

b)   To carry out the sale of products and services;

c)   To manage and develop sales channels (e.g.: own stores, resellers, reload and retail networks);

d)   To develop and implement cooperated merchandising and marketing actions;

e)   To manage the relationship with the customer portfolio;

f)    To determine the needs of different customer segments;

g)   To negotiate specific proposals and solutions for Companies;

h)   To determine opportunities and create solutions to be developed jointly with Products and Services Engineering to corporate customers;

i)    To coordinate interfaces in the development and implementation of proposed solutions for Corporations.

j)    To define sales targets by segment, product, channel, region, and salesperson;

k)   To monitor the performance of sales by segment, product, channel, region, and salesperson;

l)    To support marketing in the definition of the appliances portfolio;

m)  To design and manage commercial contracts; and

n)   To train and provide support to the sales team.

III – Finance, Planning and Control Executive VP:

a)   To map political, economic, social and technological scenarios and to monitor the stock market;

b)   To determine macro-directives in the strategic plan and indicators to be monitored;

c)   To support all departments in designing the strategic plan, to consolidate it and submit it to the Executive Committee;

d)   To carry out market surveys and/or economic feasibility studies requested by other areas;

e)   To determine and evaluate business opportunities, as well as to evaluate acquisition and partnership opportunities;

f)    To make sure approved projects can be implemented (project management);

g)  To develop a relationship strategy and interact with market players and shareholders through an Investor Relations policy, to supply information to investors, the CVM, and entities before which the Company has its securities registered and to keep the Company’s records up-to-date;

h)   To define and manage the Company’s financial structure;

i)    To structure investments, make applications and attract financial resources;

j)    To manage financial and credit risk (hedging);

k)    To coordinate daily cash management (accounts payable and receivable);

l)   To establish policies and accounting criteria and to disclose fair reports to the management and to the market in general;

m)  To design, manage and maintain the books and records and respective database;

n)   To review, reconcile and close accounts;

o)   To define and follow financial and economic indicators;

p)   To prepare financial reviews for decision support;

q)   To monitor collections (revenue assurance);

r)   To prepare, reconcile and follow the budget.

IV – Marketing and Innovation Executive VP:

a)   To design a marketing strategy and plan for all market segments;

b)   To help the Company collect information on customers, the competition, products, and offerings;

c)   To match offerings among operations;

d)   To manage product and services life cycles;

e)   To determine opportunities/needs for innovation and to direct the development of new products and services;

f)    To determine new sales channels (in association with Sales);

g)   To manage different segments, develop and implement the acquisition, loyalty and retention strategy;

h)   To develop and implement offerings, products and services based on the needs of each segment so as to fulfill the demands of its internal clients;

i)   To harmonize local Marketing actions;

j)   To plan terminals and accessories needs, types and models (in association with Sales);

k)   To develop and implement nationwide and local sales actions;

l)    To develop and implement a publicity and brand management strategy;

m)  To develop and implement nationwide and local publicity campaigns;

n)   To coordinate the participation and organization in the Company’s marketing events;

V – Technology and Networks VP:

a)   To coordinate the network’s technological, development and expansion strategies;

b)   To design, dimension and develop the cell radio, switched, interconnection and service platform networks;

c)   To program and coordinate the projects;

d)   To implement projects related with service platforms;

e)   To assure the implementation according to project specifications;

f)    To monitor network management hubs, platforms and information systems;

g)   To monitor the overall network performance;

h)   Management of CGRs and services platforms;

i)    Traffic management;

j)   Signaling and roaming systems monitoring;

k)   Physical and logic network security;

l)   To implement network projects;

m)   To manage networks and service platforms performance;

n)   To provide network and platform elements preventive and corrective maintenance;

o)   To manage the quality of service of vendors, and

p)   To carry out network optimization projects.

VI – Regulations and Institutional Relations VP:

a)   To monitor the regulations environment;

b)   To maintain a working relationship and negotiations with regulatory agencies;

c)   To prepare documents relating to regulatory issues;

d)  To publish indicators and make them official before the Anatel;

e)   To internally disseminate important regulatory issues;

f)   To maintain a working relationship with external entities;

g)   To help with public consultations;

h)   To review publicity materials;

i)   To negotiate interconnection and interlink fees and agreements;

j)   To manage interconnection agreements;

k)   To design the network planning, analysis and cost optimization proposals;

l)   To serve as an interface with the Network to make its optimization feasible and carry out improvements; and

m)   To determine the guidelines for Billing interconnection traffic control.

VII – TI and Products and Services Engineering VP:

a)   To develop/advance the data business;

b)   To develop and test voice products, services and/or data technical design to be launched on the market;

c)   To coordinate the implementation of voice products, services and/or data with the technical and commercial areas;

d)   To specify and provide an interface with SI platforms and services;

e)   To determine and control technically available options and suppliers for terminals and accessories;

f)   To coordinate new terminal and accessories implementation and test activities;

g)   To establish the information systems strategy and the respective systems plan;

h)   To support the respective damages in business and corporate systems design, development and implementation project processes;

i)   To manage the operationalization of systems and infrastructure, and coordinate the integration of systems and platforms;

j)   To manage production environments;

k)   To provide corrective and preventive maintenance of the systems, applications, platforms and equipment;

l)   To coordinate the supervision of the service providers;

m)   To provide a help desk service;

n)   To guarantee the implementation, maintenance and improvement of processes, and

o)   To manage the total quality programs.

VIII – Customers VP:

a)   To carry out customer knowledge management;

b)   To determine pricing and customer profitability analyses and directives;

c)   To determine criteria and tools for the development of CRM and billing systems;

d)   To take on and develop the functional ownership of the database and data care;

e)   To provide services to individuals, legal entities, data and wireless services;

f)   To carry out service operations aiming at customer retention, loyalty, acquisition and recovery;

g)   To perform back-office and resellers services;

h)   To control the traffic service and collect information to the database;

i)   To carry out the planning of alternative channels (Hotline, URA, Fax, SMS Self-service, Internet);

j)   To manage billing and fraud control;

k)   To define the collections process and manage the credit limit policy.

CHAPTER VI – THE STATUTORY AUDIT COMMITTEE

Article 24 – The Statutory Audit Committee, which is permanent, shall consist of a minimum of three (3) and a maximum of five (5) acting members and an equal number of alternates.

Paragraph 1 – The compensation for the members of the Statutory Audit Committee, in addition to the reimbursement for travel costs necessary to exercise their duties, shall be set at the General Shareholders’ Meeting that elected them and cannot be lower, for each acting member, than ten percent of the compensation given, in average, to each Executive Officer, without taking into account: fringe benefits of any kind, representation funds and profit sharing.

Paragraph 2 – When there is a vacancy in the Audit Committee, such member shall be substituted by its respective alternate. When there is vacancy in the majority of positions, a General Shareholders’ Meeting must be called in order to elect their substitutes.

Paragraph 3 – The Statutory Audit Committee shall meet, (i) ordinarily, once every three months and, (ii) extraordinarily, whenever called by the Chairman of the Board of Directors, or by two (2) members of the Audit Committee, and their decisions shall be recorded in the appropriate minutes.

Paragraph 4 – The meetings of the Statutory Audit Committee shall be called in writing, with a minimum 48-hour notice, whose call must state the agenda and issues to be discussed.

CHAPTER VII – THE FISCAL YEAR AND FINANCIAL STATEMENTS

FISCAL YEAR

Article 25 – The fiscal year shall coincide with the calendar year, and in addition to annual balance sheets, half-year and quarterly trial balance sheets can be prepared.

DESTINATION OF PROFITS

Article 26 – Together with the financial statements, the Board of Directors shall submit, to the General Shareholders’ Meeting, a proposal on (i) the employees and managers’ profit sharing, and (ii) the complete destination of net profits.

Paragraph 1 – From net income for the year: (i) five percent (5%) will be destined to the legal reserve, to assure the integrity of the capital stock, limited to twenty percent (20%) of paid-in capital; and (ii) twenty-five percent (25%) of adjusted net income must be distributed as minimum mandatory dividend to all shareholders pursuant to items II and III of Article 202 of Law No. 6,404/76; and (iii) the remaining balance, after fulfilling the provisions in the foregoing items in this article, shall have its destination determined at the General Shareholders’ Meeting, based on the proposal from the Board of Directors contained in the financial statements. If the balance from the surplus reserves exceeds the capital stock, the General Shareholders’ Meeting shall decide the uses of the excess in paying up or increasing the capital stock or distributing additional dividends to the shareholders.

Paragraph 2 – Dividends unclaimed in three (3) years, from the decision of their distribution, shall revert in favor of the Company.

Article 27 – The Company may, by decision of the Board of Directors, declare dividends: (i) in the account of profit earned in six-month balance sheets; (ii) in the account of profits earned in quarterly balance sheets, provided the dividends paid in each half-year of the fiscal year do not exceed the amount of capital reserves set forth in paragraph one of Article 182 of Law 6,404/76, or (iii) in the account of surplus reserves existing in the last annual or six-month balance sheet.

Sole Paragraph – The interim dividends distributed in the terms of this article shall be taken into account in the minimum mandatory dividend.

Article 28 – By decision of the Board of Directors and, observing the applicable legal provisions, the Company may pay to its shareholders interest on shareholders’ equity, which can be taken into account in the minimum mandatory dividend, “ad referendum” at the Shareholders’ Meeting.

CHAPTER VIII – GENERAL PROVISIONS

Article 29 – The Company shall be terminated in the cases provided for by law, and the Shareholders’ Meeting shall determine the form of termination and appoint the liquidator.

Article 30 – The approval, by the Company, through its representatives, of merger, spin-off, incorporation or dissolution of its subsidiaries shall be preceded by the economic and financial analysis by a worldwide known independent company, confirming that there is an equitative treatment to all interested companies, whose shareholders will have full access to the report of said analysis.

Article 31 – If not otherwise regulated bu these By-laws, the Company shall be governed by the applicable legal provisions.

Consolidated by O/ESM on 03.27.2003

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 8, 2003

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Maria Paula de Almeida Martins Canais
Maria Paula de Almeida Martins Canais Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.